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                                                                     EXHIBIT 28
                                                                     ----------

                          [EKCO GROUP, INC. LETTERHEAD]



FOR IMMEDIATE RELEASE

CONTACT:

John T. Haran                     or          Suzanne DuLong
Vice President and Treasurer                  Account Executive
Ekco Group, Inc.                              Sharon Merrill Associates
(603) 888-1212                                (617) 262-1800


              EKCO GROUP ANNOUNCES PRICING OF SENIOR NOTES OFFERING $125,000,000 OF 9 1/4 percent Senior Notes to be sold at 99.291 percent of face value

    NASHUA, N.H., March 20, 1996 -- Ekco Group, Inc. (NYSE:EKO) today announced that it has entered into an agreement to sell $125 million principal amount of 9 1/4 percent Senior Notes at a price of 99.291 percent of face value. The Notes are due in April 2006.

    The Senior Notes are being issued and sold in a private offering to institutional investors which is expected to close on March 25, 1996. Ekco Group intends to use the proceeds from the transaction to repay outstanding indebtedness.

    "This offering, combined with our $75 million Revolving Credit Facility, substantially increases the Company's capital and flexibility," said Ekco Group's President and Chief Executive Officer Robert Stein. "We plan to use the additional capital to fund the internal growth of our Company and to more aggressively pursue strategic alliances and acquisitions."

    The Senior Notes are not being registered under the Securities Act of 1933, as amended (the "Act"), or applicable state securities law and may not publicly be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirements thereof.

    Ekco Group, Inc. is a leading manufacturer and marketer of branded housewares products. The Company's product lines include bakeware, kitchenware, molded plastic storage products, brooms, brushes and mops, as well as small animal care and pest control products.

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